Exhibit 99.2

February 15, 2016

VIA SEDAR

Ontario Securities Commission, as Principal Regulator

Dear Sirs/Mesdames:

Re:	Algonquin Power & Utilities Corp.
Re:	Preliminary Short Form Prospectus
Re:	Qualification Certificate

In connection with the filing of a preliminary short form prospectus of Algonquin Power & Utilities Corp. (the “Corporation”) dated February 15, 2016, and in accordance with clause 4.1(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”), the Corporation hereby:

(A)	advises that it is qualified to file a prospectus in the form of a short form prospectus pursuant to section 2.2 of NI 44-101; and

(B)	(I) certifies that all of the qualification criteria in section 2.2 have been satisfied; and

(II) all of the material incorporated by reference in the preliminary short form prospectus and not previously filed is being filed with the preliminary short form prospectus.

Yours truly,

ALGONQUIN POWER & UTILITIES CORP.

By:	(Signed) “David Bronicheski”
Name:	David Bronicheski
Title:	Chief Financial Officer